EXHIBIT 99.3

Management’s Discussion and Analysis February 16, 2016

Management’s Discussion and Analysis

Our business is exploring for, acquiring, developing and producing natural resources. We are organized into business units focused on steelmaking coal, copper, zinc and energy. These are supported by our corporate offices, which manage our corporate growth initiatives and provide marketing, administrative, technical, financial and other assistance.

Through our interests in mining and processing operations in Canada, the United States (U.S.), Chile and Peru, we are the world’s second-largest seaborne exporter of steelmaking coal, an important producer of copper and one of the world’s largest producers of mined zinc. We also produce lead, molybdenum, silver, and various specialty and other metals, chemicals and fertilizers. In addition, we own a 20% interest in the Fort Hills oil sands project, and interests in other oil sands assets in the Athabasca region of Alberta. We also actively explore for copper, zinc and gold.

This Management’s Discussion and Analysis of our results of operations is prepared as at February 16, 2016 and should be read in conjunction with our audited consolidated financial statements as at and for the year ended December 31, 2015. Unless the context otherwise dictates, a reference to Teck, Teck Resources, the Company, us, we, or our refers to Teck Resources Limited and its subsidiaries including Teck Metals Ltd. and Teck Coal Partnership. All dollar amounts are in Canadian dollars, unless otherwise stated, and are based on our consolidated financial statements that are prepared in accordance with International Financial Reporting Standards (IFRS). In addition, we use certain financial measures, which are identified throughout the Management’s Discussion and Analysis in this report, that are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the U.S. See “Use of Non-GAAP Financial Measures” on page 43 for an explanation of these financial measures and reconciliation to the most directly comparable financial measures under IFRS.

This Management’s Discussion and Analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking information under the heading “Caution on Forward-Looking Information” on page 47, which forms part of this Management’s Discussion and Analysis.

Additional information about us, including our most recent Annual Information Form, is available on our website at www.teck.com, on the Canadian Securities Administrators website at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Teck 2015 Management’s Discussion and Analysis

Business Unit Results
The table below shows a summary of our production of our major commodities for the last five years and estimated production for 2016.

Five-Year Production Record and Our Expected Share of Production in 2016

	Units
	(000’s)	2011	2012	2013	2014	2015	2016(2) estimate

Principal Products
Steelmaking coal	tonnes	22,785	24,652	25,622	26,691	25,274	25,500

Copper(1)	tonnes	321	373	364	333	358	312

Zinc
Contained in concentrate	tonnes	646	598	623	660	658	645
Refined	tonnes	291	284	290	277	307	295

Other Products
Lead
Contained in concentrate	tonnes	84	95	97	123	124	123
Refined	tonnes	86	88	86	82	84	87

Molybdenum contained in concentrate	pounds	10,983	12,692	8,322	5,869	4,403	7,700

Notes:
(1)	We include 100% of the production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.
(2)	Production estimate for 2016 represents the mid-range of our production guidance.

Teck 2015 Management’s Discussion and Analysis

Average commodity prices and exchange rates for the past three years, which are key drivers of our profit, are summarized in the following table.

	US$					CAD$
	2015	% chg	2014	% chg	2013	2015	% chg	2014	% chg	2013

Steelmaking coal (realized — $/tonne)	93	-19%	115	-23%	149	117	-7%	126	-18%	153
Copper (LME cash — $/pound)	2.49	-20%	3.11	-6%	3.32	3.19	-7%	3.43	–	3.42
Zinc (LME cash — $/pound)	0.87	-11%	0.98	+13%	0.87	1.11	+3%	1.08	+20%	0.90
Exchange rate (Bank of Canada)
US$1 = CAD$	1.28	+16%	1.10	+7%	1.03
CAD$1 = US$	0.78	-14%	0.91	-6%	0.97

Our revenues and gross profit, before depreciation and amortization, by business unit are summarized in the following table.

	Revenues			Gross Profit Before Depreciation and Amortization(1)
($ in millions)	2015	2014	2013	2015	2014	2013
Steelmaking coal	$3,049	$3,335	$4,113	$906	$920	$1,729
Copper	2,422	2,586	2,853	931	1,177	1,391
Zinc	2,784	2,675	2,410	805	779	534
Energy	4	3	6	3	3	5
Total	$8,259	$8,599	$9,382	$2,645	$2,879	$3,659

Note:
(1)	Gross profit before depreciation and amortization is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Teck 2015 Management’s Discussion and Analysis

Steelmaking Coal

In 2015, our steelmaking coal operations produced 25.3 million tonnes of steelmaking coal, with sales of 26.0 million tonnes. The majority of our sales are to the Asia-Pacific region, with lesser amounts going primarily to Europe and the Americas. We expect to produce 25 to 26 million tonnes of steelmaking coal in 2016. However, we will continue to monitor market conditions and align production rates with anticipated demand. Our current production capacity is approximately 28 million tonnes.

In November 2015, we suspended our Coal Mountain Phase 2 Project (CMO Phase 2), which is not economic under the current market outlook. The suspension of CMO Phase 2 means that mining will conclude at our existing Coal Mountain Operations in the fourth quarter of 2017. We will identify options to potentially replace the 2.25 million tonnes of annual steelmaking coal production that were planned from the CMO Phase 2 project by optimizing production from our other operations.

In 2015, our steelmaking coal business unit accounted for 37% of revenue and 34% of gross profit before depreciation and amortization.

($ in millions)	2015	2014	2013

Revenues	$3,049	$3,335	$4,113
Gross profit before depreciation and amortization	$906	$920	$1,729

Production (million tonnes)	25.3	26.7	25.6
Sales (million tonnes)	26.0	26.2	26.9

Operations
Gross profit before depreciation and amortization declined in 2015, primarily due to lower steelmaking coal prices. Our average realized selling price in 2015 decreased to US$93 per tonne, compared with US$115 per tonne in 2014 and US$149 per tonne in 2013.

Sales volumes of 26.0 million tonnes in 2015 were similar to 2014, mainly due to strong demand from contract customers, sales to new customers, good spot sales and the capability of our logistics chain.

Our 2015 production of 25.3 million tonnes was down 1.4 million tonnes from 2014, primarily due to our decision to implement staggered three-week shutdowns of our steelmaking coal operations in the third quarter to align production and inventories with market conditions.

The cost of product sold in 2015, before transportation and depreciation charges, was $45 per tonne, compared with $51 per tonne in 2014. This significant cost reduction was achieved by focusing on improvements in equipment and labour productivity, reduced use of contractors, reduced consumable usage, limiting the use of higher-cost equipment, and lower fuel prices. However, these were partially offset by the strengthening U.S. dollar on some inputs and higher electricity costs.

Capital spending in 2015 included $67 million for sustaining capital, $29 million for major enhancements to

Teck 2015 Management’s Discussion and Analysis

increase productive capacity and $396 million on stripping activities.

Excluding transportation costs, we expect our annual cost of product sold in 2016 to be in the range of $45 to $49 per tonne (US$32 to US$35), based on our current production plans. This range is slightly higher than 2015 as a result of reduced stripping costs being capitalized. Capitalized stripping for 2016 is expected to be $288 million, which is $108 million, or approximately $4 per tonne less than 2015. Normal variability between higher and lower strip ratio areas exists in our mine plan sequence, which will from time to time lead to either higher or lower cost of product sold, regardless of movements in the actual cash production costs at the operations, which are planned to be lower in 2016 than they were in 2015. Transportation costs in 2016 are expected to be approximately $35 to $37 per tonne (US$25 to US$26).

Elk Valley Water Management
We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the “Plan”), which was approved in the fourth quarter of 2014 by the B.C. Minister of Environment.

Implementation of the Plan includes the construction of active water treatment facilities to reduce selenium and nitrates in the receiving environment. We expect the long-term costs of water management, including capital and operating costs, to average in the range of $4 per tonne of steelmaking coal (assuming annual production of 27.5 million tonnes). Final costs of implementing the Plan will depend in part on the technologies applied and on the results of ongoing environmental monitoring.

In 2015, we spent approximately $43 million towards implementation of the Plan and in 2016, we expect to spend approximately $31 million. Of the $31 million, $11 million is included in our estimate of coal-sustaining capital relating to the construction of our second active water treatment plant at our Fording River Operations, as contemplated by the Plan. Our West Line Creek water treatment facility completed commissioning in February 2016 and is now reducing selenium concentrations in water at design levels.

We expect that, in order to maintain water quality, water treatment will need to continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring of the regional environment to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts or technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management.

Rail
Rail transportation of product from our five steelmaking coal mines in southeast B.C. to Vancouver port terminals is provided under a 10-year agreement with Canadian Pacific Railway (CP Rail) that expires in April 2021. Our previous agreement with CP Rail covering eastbound shipments to North American customers expired at the end of February 2015. Since that time, our eastbound shipments with CP Rail have been covered by a railway tariff. We also reached an agreement with BNSF Railway to move a portion of our Chicago-area shipments beginning in the fourth quarter of 2015. Our Cardinal River Operations in Alberta is served by Canadian National Railway, which transports our product to ports on the west coast.

Ports
We maintain access to terminal loading capacity in excess of our planned 2016 shipments. Neptune Bulk
Teck 2015 Management’s Discussion and Analysis

Terminals, in which we have a 46% ownership interest, is proceeding with regulatory review for an air permit in support of a proposed expansion of its annual steelmaking coal throughput capacity from 12.5 million tonnes to 18.5 million tonnes, building on the previous increase from 9 million tonnes in 2013. A decision by Port Metro Vancouver regarding the permit is expected in early 2016.

In addition, our contract with Westshore Terminals provides us with 19 million tonnes of annual capacity through to March 2021, and we have contracted capacity at Ridley Terminals near Prince Rupert to provide for steelmaking coal shipments from our Cardinal River Operations in Alberta.

Sales
Our steelmaking coal marketing strategy is focused on maintaining and building relationships with our traditional customers while establishing new customers in markets where we anticipate long-term growth in steel production and demand for seaborne steelmaking coal. In 2015, we continued to focus our marketing in areas with the greatest demand growth, further reducing sales to China, and diverting volume to areas such as Europe, Korea, Taiwan, North America and India.
Markets
The steelmaking coal market continued to be oversupplied with all grades of seaborne steelmaking coal in 2015, with prices at their lowest levels since 2004. Estimates indicate the extent of the oversupply diminished by the end of 2015 compared to a year earlier, as production curtailments accelerated in response to unsustainably low pricing levels. Reduced Chinese imports partially offset production curtailments, maintaining pressure on pricing. The benchmark price for our highest-quality products decreased from US$116.50 per tonne earlier in the year to US$81 per tonne for the first quarter of 2016.

Spot price assessments continued to trend down through 2015, reaching the low US$70s in late November before recovering slightly in the start of 2016. The move to shorter-term pricing continued in 2015, with steelmakers continuing to price an increasing portion of steelmaking coal purchases on a spot basis.

Market expectations are that global steel production will increase in 2016, offsetting part of the reduction seen in 2015. Nevertheless, further curtailment in steelmaking coal supply is required to bring the market into balance.

The following graphs show key metrics affecting steelmaking coal sales: spot price assessments and quarterly benchmark pricing, hot metal production (each tonne of hot metal, or pig iron, produced requires approximately 650–700 kilograms of steelmaking coal), and China’s steelmaking coal imports by source.

Teck 2015 Management’s Discussion and Analysis

Teck 2015 Management’s Discussion and Analysis

Copper

In 2015, we produced 358,000 tonnes of copper from our Highland Valley Copper Operations in B.C., our 22.5% interest in Antamina in Peru, our Quebrada Blanca and Carmen de Andacollo operations in Chile, and our Duck Pond Operations in Newfoundland and Labrador, which was permanently closed in June 2015 due to the exhaustion of reserves. Our operations performed well in 2015, with copper production up 7% from 2014. This was primarily due to higher grades and recoveries at Highland Valley Copper and record mill throughput at Antamina, and was achieved despite reduced production as a result of unexpected ground movement at Quebrada Blanca in June and the closure of our Duck Pond Operations.

In 2016, we estimate copper production will be in the range of 305,000 to 320,000 tonnes, primarily due to lower grades at Highland Valley Copper and Quebrada Blanca, partially offset by higher grades at Antamina.

In 2015, our copper operations accounted for 29% of our revenue and 35% of our gross profit before depreciation and amortization.

	Revenues			Gross Profit (Loss) Before Depreciation and Amortization
($ in millions)	2015	2014	2013	2015	2014	2013

Highland Valley Copper	$999	$943	$882	$449	$419	$408
Antamina	634	659	822	412	450	596
Quebrada Blanca	288	375	422	(19)	118	121
Carmen de Andacollo	442	504	606	86	164	244
Duck Pond	53	96	113	(3)	16	19
Other	6	9	8	6	10	3
Total	$2,422	$2,586	$2,853	$931	$1,177	$1,391

	Production			Sales
(000’s tonnes)	2015	2014	2013	2015	2014	2013

Highland Valley Copper	152	121	113	150	124	112
Antamina	88	78	100	87	78	98
Quebrada Blanca	39	48	56	40	49	55
Carmen de Andacollo	73	72	81	72	74	83
Duck Pond	6	14	14	8	13	14
Total	358	333	364	357	338	362
Operations
Highland Valley Copper
We have a 97.5% interest in Highland Valley Copper, located in south-central B.C. Gross profit before depreciation and amortization was $449 million in 2015, compared to $419 million in 2014 and $408 million in 2013, with substantially higher production and sales volumes, partially offset by lower copper prices. Highland Valley Copper’s 2015 production was 151,400 tonnes of copper in concentrate, compared to 121,500 tonnes in 2014. The increase was primarily due to higher copper grades and higher recoveries. Molybdenum production in 2015 was 34% lower than 2014 levels at 3.4 million pounds, compared to 5.2

Teck 2015 Management’s Discussion and Analysis

million pounds in 2014, primarily due to lower grades, partially offset by higher recovery.

Ore is currently mined from the Valley, Lornex and Highmont pits. A crusher relocation in the Valley pit was completed in 2015 at a total cost of $56 million, below the budget of $69 million, providing access to over 30 million tonnes of reserves as part of our current life of mine plan. The Valley pit was the main feed source to the mill in 2015 and also provided our highest grade material, which will continue through the first half of 2016. The next phase of the Lornex pit will provide a more significant proportion of material to the mill in 2016, but at lower grades than current material from the Valley pit. The Lornex pit will be an important feed source through the remainder of mine life. In 2015, additional drilling and engineering studies were conducted to define resources in the Bethlehem area, and to examine other options to optimize and extend production past the current mine life. Further work is planned in 2016.

On average, production is expected to be 135,000 tonnes per year until the end of the current mine life in 2026. As anticipated in the mine plan, production at Highland Valley Copper will vary significantly over the next few years due to significant fluctuations in ore grades and hardness. Highland Valley Copper Operations’ production in 2016 is projected to decline to between 113,000 and 118,000 tonnes of copper as the current high-grade phase of the Valley pit is completed. Copper production is expected to be higher in the first half of 2016 before declining significantly for the remainder of the year. Copper production is anticipated to be lower than normal as we mine a lower-grade phase of the mine before gradually recovering in 2018 and 2019. Average annual copper production from 2017 to 2019 is expected to be 105,000 tonnes per year, with a low of 90,000 tonnes expected in 2017. Copper production is anticipated to return to above life of mine average levels starting in 2020. Molybdenum production in 2016 is expected to be approximately 5.8 to 6.2 million pounds contained in concentrate. Annual molybdenum production from 2017 to 2019 is estimated to average 8.5 million pounds.

Antamina
We have a 22.5% interest in Antamina, a copper-zinc mine in Peru. The other shareholders are BHP Billiton plc (33.75%), Glencore plc (33.75%) and Mitsubishi Corporation (10%). In 2015, our share of gross profit before depreciation and amortization was $412 million, compared with $450 million in 2014 and $596 million in 2013. Gross profit in 2015 remained similar to a year ago, as higher production and sales levels were offset by lower copper and zinc prices.

Antamina’s copper production (100% basis) in 2015 was 390,600 tonnes, compared to 344,900 tonnes in 2014, with the increase primarily due to record annual mill throughput. Zinc production increased by 11% to 235,000 tonnes in 2015, primarily due to higher throughput and a higher share of copper-zinc ore processed. Molybdenum production totalled 4.4 million pounds, which was 42% higher than in 2014, due to higher grades.

During 2015, Antamina achieved a record mill throughput rate of approximately 154,000 tonnes per day, which was much higher than the 130,000 tonnes per day design capacity of the original expansion project. Future throughput rates will depend on ore hardness and the mix of ore feeds to the plant, but are expected to continue above original design capacity rates as a result of successful and continued debottlenecking efforts.

In the fourth quarter of 2015, Teck and a subsidiary entered into a long-term streaming agreement with FN Holdings ULC (FNH), a subsidiary of Franco-Nevada Corporation, linked to silver production at the Antamina

Teck 2015 Management’s Discussion and Analysis

mine. FNH made a payment of US$610 million on closing and will pay 5% of the spot price at the time of delivery for each ounce of silver delivered under the agreement. Teck will deliver silver to FNH equivalent to 22.5% of payable silver sold by Compañia Minera Antamina S.A., using a silver payability factor of 90%. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third. We recorded the payment as deferred consideration and will amortize the amount based on delivery of the silver.

Subsequent to year-end, a new three-year labour agreement was successfully concluded and will expire in the third quarter of 2018.

Our 22.5% share of Antamina’s 2016 production is expected to be in the range of 90,000 to 95,000 tonnes of copper, 48,000 to 52,000 tonnes of zinc and approximately 1.7 million pounds of molybdenum in concentrate. Our share of copper production is expected to remain stable between 90,000 and 100,000 tonnes from 2017 to 2019. Zinc production is expected to increase significantly as the mine enters a phase with high zinc grades and a higher proportion of copper-zinc ore processed, with our share of zinc production during 2017 to 2019 expected to average more than 80,000 tonnes per year. Annual molybdenum production is expected to range between 2.0 million and 2.5 million pounds between 2017 and 2019.

Quebrada Blanca
Quebrada Blanca is located in northern Chile, 240 kilometres southeast of the city of Iquique. We own a 76.5% interest in Quebrada Blanca; the other shareholders are Inversiones Mineras S.A. (13.5%) and state-owned agency Empresa Nacional de Minería (ENAMI) (10%). ENAMI’s interest is a carried interest and, as a result, ENAMI is generally not required to contribute further funding to Quebrada Blanca. The operation mines ore from an open pit and leaches the ore to produce copper cathodes via a conventional solvent extraction and electrowinning (SX-EW) process. Quebrada Blanca incurred a gross loss before depreciation and amortization of $19 million in 2015, compared with a gross profit before depreciation and amortization of $118 million in 2014 and $121 million in 2013. The decrease was primarily due to lower production, mainly resulting from ground control issues described below, and increased costs as a result of inventory write-downs to reflect lower copper prices.

Following unexpected ground movement in June 2015, we suspended mining as a precautionary measure in the area adjacent to the SX-EW plant and temporarily shut down the processing facilities. Normal mining operations resumed in August. We continue to operate the south side of the SX-EW plant, which has sufficient production capacity for the available ore sources over the remainder of the mine life. The north portion of the SX-EW plant is being decommissioned.

In 2015, Quebrada Blanca produced 39,100 tonnes of copper cathode, compared to 48,000 tonnes in 2014, with the reduction primarily as a result of the precautionary suspension following the ground movement.
We continue to advance the updating of environmental permits for the existing facilities for the supergene operation. The assessment and Indigenous consultation by the relevant regulatory agencies are still in progress.

All three labour agreements covering employees at Quebrada Blanca were successfully negotiated in 2015 and will expire in the fourth quarter of 2017.

We expect production of approximately 30,000 to 35,000 tonnes of copper cathode in 2016. Grades are

Teck 2015 Management’s Discussion and Analysis

forecast to continue to decline as the supergene deposit is gradually depleted. The operation made significant progress on further cost reduction initiatives in late 2015, with continued focus in early 2016 on minimizing operating costs at current production rates. Mine life options past 2016 are being reviewed in light of current market conditions, and future production plans will depend on copper prices and further cost reduction efforts.

Carmen de Andacollo
We have a 90% interest in the Carmen de Andacollo mine in Chile, which is located 350 kilometres north of Santiago. The remaining 10% is owned by ENAMI. Gross profit before depreciation and amortization was $86 million in 2015, compared with $164 million in 2014 and $244 million in 2013. Gross profit was lower in 2015 due to lower copper prices.

Carmen de Andacollo produced 68,300 tonnes of copper contained in concentrate in 2015, similar to 67,500 tonnes produced in 2014. Copper cathode production was 4,700 tonnes in 2015, compared with 4,300 tonnes in 2014. Gold production, on a 100% basis, of 47,600 ounces was consistent with production in 2014.

In the third quarter of 2015, our subsidiary Compañia Minera Teck Carmen de Andacollo sold an interest in gold reserves and resources from the Carmen de Andacollo mine to RGLD Gold AG (RGLDAG), a wholly owned subsidiary of Royal Gold, Inc. Under the terms of the agreement, RGLDAG made an advance payment of US$525 million to Carmen de Andacollo, which will sell and deliver, on a monthly basis, an amount of gold equal to 100% of the payable gold produced from the mine until 900,000 ounces have been delivered, and 50% thereafter. RGLDAG will also pay a cash price of 15% of the monthly average gold price at the time of each delivery. In a separate transaction, Carmen de Andacollo paid Royal Gold Chile Limitada, a wholly owned subsidiary of Royal Gold, Inc., US$345 million to terminate an earlier royalty agreement entered into in 2010 regarding the mine.

Both Carmen de Andacollo labour agreements were successfully negotiated in 2015, each with a term of four years.

Consistent with the mine plan, copper grades are expected to continue to gradually decline in 2016 and in future years, which we expect to offset by planned throughput improvements. Carmen de Andacollo’s production in 2016 is expected to be in the range of 65,000 to 70,000 tonnes of copper in concentrate and 3,000 tonnes of copper cathode. Copper concentrate production is expected to remain similar for the subsequent three-year period. We are working to extend cathode production, previously expected to end in 2015, at similar rates through 2020.

Duck Pond
As expected, reserves at our 100%-owned Duck Pond copper-zinc mine in central Newfoundland and Labrador were exhausted in the first half of 2015 and the mine was permanently closed on June 30.

Duck Pond incurred a gross loss before depreciation and amortization of $3 million in 2015, compared to a gross profit before depreciation and amortization of $16 million in 2014 and $19 million in 2013. Gross profit declined as a result of the closure mid-year and lower metal prices.

Copper production was 6,100 tonnes in 2015, compared to 14,200 tonnes in 2014. Zinc production was 7,000 tonnes, compared with 16,200 tonnes of zinc production in 2014.

Teck 2015 Management’s Discussion and Analysis

Quebrada Blanca Phase 2
Work on the Quebrada Blanca Phase 2 project in 2015 focused on capital optimization and permitting. As part of this work, we decided to move the proposed tailings facility closer to the mine site. The proposed facility is expected to provide sufficient capacity for tailings from ore mined during the first 25 years of the mine life. This decision and other plant and infrastructure optimizations in the current design are expected to materially reduce initial capital costs for the project. We expect to complete a new cost estimate in 2016 as engineering on these design changes progresses. Additional baseline work is required as a result of these changes, and we now anticipate submitting the Social and Environmental Impact Assessment (SEIA) for the project to the authorities in mid- to late 2016.

Project Corridor (formerly Relincho)
In November, we closed a transaction combining Goldcorp’s El Morro project with our Relincho project, located approximately 40 kilometres apart in the Huasco Province in the Atacama region of Chile, into a single copper-gold-molybdenum project. Teck and Goldcorp contributed their respective project interests to create a 50/50 joint venture. In combination with community consultation, a prefeasibility study is expected to commence in mid-2016 and be completed in approximately 12 to 18 months.

Other Copper Projects
The prefeasibility study continued to progress at our 50%-owned Zafranal copper-gold project, located in southern Peru, and is expected to be complete in the first half of 2016. Our focus in 2015 was on minimizing expenditures on all other copper projects, which we expect to continue through 2016.

In 2015, our CESL hydrometallurgical facility, located in Richmond, B.C., continued to advance the commercialization of our proprietary copper, nickel and copper-arsenic process technologies for internal and external opportunities. Further, CESL expanded its support of Teck’s hydrometallurgical and water-based process needs at a number of our core operations.

Markets
Copper prices on the London Metal Exchange (LME) averaged US$2.49 per pound in 2015, down US$0.62 per pound or 20% from the 2014 average.

Global demand for copper metal grew by 1.6% in 2015 to reach an estimated 21.9 million tonnes. Growth outside of China was an estimated 0.4%, while copper cathode demand in China in 2015 grew at an estimated 3.0%. The slowdown in demand growth for copper in China has been greater than expected in 2015. Despite a weak first quarter for copper cathode imports into China, imports increased significantly in the second half, allowing 2015 imports to end up 1.0% over 2014. Refined copper global production was up 2.1%, with Chinese refined production up an estimated 3.4%. Scrap availability continued to be restricted in 2015, as lower prices and lower industrial production kept material off the market. We expect that scrap demand will again outstrip scrap availability and therefore impact both raw material supply and refined cathode demand in 2016.

Copper stocks in the LME, Shanghai and COMEX warehouses increased 56% or 171,000 tonnes during the year. Total exchange stocks ended the year at 478,000 tonnes. Total reported global stocks (which include producer, consumer, merchant and terminal stocks) stood at an estimated 24 days of global demand versus the 25-year average of 28 days.

Teck 2015 Management’s Discussion and Analysis

In 2015, global copper mine production increased 3.4% to reach 19.3 million tonnes. Operational issues at copper mines continue to impact current and future mine production plans, with estimates of over 1.1 million tonnes of planned production lost during 2015. As a result of these supply disruptions and price-related mine suspensions, large copper surpluses originally forecast for 2015 and 2016 have moved closer to balance, despite weaker demand growth. Market fundamentals remain positive over the medium to long term, with supply constrained by lower grades, ongoing operational difficulties, and project delays or deferrals due to the current low prices.

Wood Mackenzie, a commodity research consultancy, is forecasting a 0.9% increase in base case global mine production in 2016 to 19.5 million tonnes. This is greatly reduced from its initial projections at the beginning of 2015, when estimates suggested that mine production would grow 5.0% in 2016, with copper concentrate production growing by 6.3%. Wood Mackenzie is also forecasting a net increase in planned smelter production of 2.8% to 18.3 million tonnes in 2016. This has also been revised down from its previous projections of 5.6% growth to 19.3 million tonnes. Based on a history of mine production shortfalls combined with the difficulties in bringing new mine production to market on time, current low prices and aggressive cost-cutting measures, we continue to expect unplanned mine production disruptions to increase through 2016.

With global copper metal demand projected by Wood Mackenzie to increase by 2.8% in 2016, projected supply is still expected to slightly exceed demand, placing the refined market in a small surplus. If mine production continues to disappoint from current projections, the refined market could be close to balanced or be in deficit in 2016. Although copper demand fundamentals remain relatively positive for 2016, continued price declines are reflecting an aggressively negative global economic view across all commodities. With global metal stocks below historical averages, any disruption to or cut in production could reduce physical inventories further.

Teck 2015 Management’s Discussion and Analysis

Zinc

We are one of the world’s largest producers of mined zinc, primarily from our Red Dog Operations in Alaska, the Antamina mine in northern Peru, and our Pend Oreille mine in Washington state. Our metallurgical complex in Trail, B.C. is also one of the world’s largest integrated zinc and lead smelting and refining operations. In total, we produced 658,000 tonnes of zinc in concentrate, while our Trail Operations produced an annual record of 307,000 tonnes of refined zinc in 2015. In 2016, we estimate production of zinc in concentrate to be in the range of 630,000 to 665,000 tonnes and production of refined zinc to be in the range of 290,000 to 300,000 tonnes.

In 2015, our zinc business unit accounted for 34% of revenue and 31% of gross profit before depreciation and amortization.

	Revenues			Gross Profit (Loss) Before Depreciation and Amortization
($ in millions)	2015	2014	2013	2015	2014	2013

Red Dog	$1,220	$1,240	$874	$600	$638	$418
Trail Operations	1,847	1,699	1,751	205	142	112
Pend Oreille	47	–	–	(9)	–	–
Other	7	11	13	9	(1)	4
Inter-segment sales	(337)	(275)	(228)	–	–	–
Total	$2,784	$2,675	$2,410	$805	$779	$534

	Production			Sales
(000’s tonnes)	2015	2014	2013	2015	2014	2013

Refined zinc
Trail Operations	307	277	290	308	277	294

Contained in concentrate
Red Dog	567	596	551	613	594	504
Pend Oreille	31	–	–	31	–	–
Copper business unit(1)	60	64	72	62	63	74
Total	658	660	623	706	657	578

Note:
(1)	Includes zinc production from Antamina and Duck Pond.
Operations
Red Dog
Red Dog, located in northwest Alaska, is one of the world’s largest zinc mines. Red Dog’s gross profit before depreciation and amortization in 2015 was $600 million, compared with $638 million in 2014 and $418 million in 2013. Gross profit declined from a year ago, primarily due to lower zinc and lead prices, partially offset by higher sales volumes and lower operating costs.

In 2015, zinc production at Red Dog was 567,000 tonnes compared to 596,000 tonnes in 2014, due to lower

Teck 2015 Management’s Discussion and Analysis

mill throughput, largely attributable to an extended annual mill maintenance shutdown and downtime for repairs in the grinding and dewatering circuits. In 2015, mill throughput was 4.0 million tonnes, declining by 6% compared with 2014. Lead production in 2015 was 117,600 tonnes, compared to 122,500 tonnes in 2014, due to higher grades, partially offset by lower recoveries and lower mill throughput.

Red Dog’s location exposes the operation to severe weather and winter ice conditions, which can significantly affect production, sales volumes and operating costs. In addition, the mine’s bulk supply deliveries and all concentrate shipments occur during a short ocean shipping season that normally runs from early July to late October. This short shipping season means that Red Dog’s sales volumes are usually higher in the last six months of the year, resulting in significant variability in its quarterly profit, depending on metal prices.

In accordance with the operating agreement governing the Red Dog mine between Teck and NANA Regional Corporation, Inc. (NANA), we pay a 30% royalty on net proceeds of production to NANA. This royalty increases by 5% every fifth year to a maximum of 50%, with the next adjustment occurring in October 2017. The NANA royalty charge in 2015 was US$137 million, compared with US$195 million in 2014. NANA has advised us that it ultimately shares approximately 64% of the royalty, net of allowable costs, with other Regional Alaska Native corporations pursuant to section 7(i) of the Alaska Native Claims Settlement Act.

Red Dog’s production of contained metal in 2016 is expected to be in the range of 545,000 to 570,000 tonnes of zinc and 115,000 to 120,000 tonnes of lead. From 2017 to 2019, Red Dog’s production of contained metal is expected to be in the range of 500,000 to 550,000 tonnes of zinc and 100,000 to 110,000 tonnes of lead.

Teck Alaska has filed a complaint in the Superior Court for the State of Alaska seeking to enjoin the enforcement of a new severance tax enacted by the Northwest Arctic Borough, a local municipality, on the grounds that the municipality lacks the authority to tax interstate commerce, that the tax violates Teck Alaska’s equal protection and due process rights, and that the imposition of the tax breaches a prior negotiated agreement between Teck Alaska and the municipality. The new tax falls solely on Teck Alaska and, if legal, would increase annual payments to the municipality from approximately US$11.5 million under the prior agreement to an estimated US$30 – 40 million, depending on zinc prices. While we are advised that there is a sound legal basis for the complaint, there can be no assurance that Teck Alaska will prevail in the litigation, or that the tax will not be enforceable.

Pend Oreille
Pend Oreille, located in Washington state, achieved 90% of design mill throughput of 2,000 tonnes per day in December 2015. Based on current reserves, the mine has an expected mine life of about four and a half years at a production rate of 43,000 tonnes of zinc in concentrate per year.

We expect 2016 production to be approximately 40,000 tonnes of zinc in concentrate.

Trail Operations
Our Trail Operations in B.C. is one of the world’s largest fully integrated zinc and lead smelting and refining complexes. It also produces a variety of precious and specialty metals, chemicals and fertilizer products. Teck has a two-thirds interest in the Waneta hydroelectric dam as well as 100% ownership of the related

Teck 2015 Management’s Discussion and Analysis

transmission system. The Waneta Dam provides low-cost, clean, renewable power to the metallurgical operations.

Trail Operations contributed $205 million to gross profits before depreciation and amortization in 2015, compared with $142 million in 2014 and $112 million in 2013.

Refined zinc production in 2015 was an annual record of 307,000 tonnes, compared with 277,400 tonnes the previous year. The increased production resulted from more consistent process stability, due to operating a full year with the new acid plant, which started in the second quarter of 2014. Better utilization of electrical current applied in the zinc cell house also contributed.

Refined lead production increased to 83,500 tonnes from 82,100 tonnes in 2014, while silver production increased to an annual record 23.5 million ounces in 2015 from 21 million ounces in 2014. The increased silver production reflects the higher silver contained in our concentrate purchases.

Our recycling process treated 40,800 tonnes of material during the year, and we plan to treat about 43,000 tonnes in 2016. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries and other post-consumer waste through our recycling program.

In 2016, we expect to produce in the range of 290,000 to 300,000 tonnes of refined zinc, 85,000 to 90,000 tonnes of refined lead and 22 to 25 million ounces of silver.
Markets
Zinc prices on the LME averaged US$0.87 per pound for the year, down US$0.11 per pound from the 2014 average.

Global mine production grew by 3.2% in 2015 to 13.4 million tonnes of contained zinc, while global smelter production rose by 4.9% to 13.9 million tonnes. As a result of this, we believe that the global concentrate market recorded a modest deficit in 2015, equivalent to less than 1.0% of global mine production.

In China, reported zinc mine production fell by 13% to below 4.5 million tonnes, while Chinese smelter production increased 9% in 2015 to just over 5.7 million tonnes. Due to the increase in global zinc mine production in the first half of 2015, China was able to import 59% more concentrates in 2015, with imports rising to 1.4 million tonnes of contained zinc in 2015.

In 2015, global refined zinc metal demand was 14.1 million tonnes, which was an increase of 1.5% over 2014 levels. Refined zinc metal demand in China is estimated to have grown 3.7% in 2015 to 6.7 million tonnes.

LME stocks fell by 227,000 tonnes in 2015, a 33% decline from 2014 levels, and finished the year at 464,400 tonnes. We estimate that total reported global stocks (which include producer, consumer, merchant and terminal stocks) fell by approximately 78,000 tonnes in 2015 and at year-end were 1.2 million tonnes, representing an estimated 33 days of global demand, compared to the 25-year average of 42 days.

Wood Mackenzie believes that 2016’s global zinc mine production will fall 2.1% over 2015 to 13.1 million tonnes. Despite some mine production increases, closures of large long-life mines and production curtailments announced by major suppliers are expected to reduce annual global mine production by more

Teck 2015 Management’s Discussion and Analysis

than 1.2 million tonnes of contained zinc in 2016. Smelter production in 2016 will be limited to a 2.6% increase over 2015 levels to just 14.3 million tonnes.

Wood Mackenzie is also forecasting an increase in global zinc refined metal demand in 2016 of 3.6% to 14.6 million tonnes, exceeding current estimates for global supply, keeping the refined market in deficit and further reducing global stockpiles of zinc metal.

Teck 2015 Management’s Discussion and Analysis

Energy

Located in the Athabasca oil sands region of northeastern Alberta, our energy assets include a 20% interest in the Fort Hills oil sands project, a 100% interest in the Frontier oil sands project and a 50% interest in various other oil sands leases in the exploration phase, including the Lease 421 Area. Our proved and probable reserves totalled 627 million barrels and our best estimate of unrisked contingent bitumen resources totalled 3.2 billion barrels at the end of 2015. These valuable long-term assets are located in a politically stable jurisdiction and are expected to be mined using conventional technologies that build on our core skills in large-scale truck and shovel operations.

We recognize that there are concerns over the potential environmental effects of developing oil sands projects. We are researching methods to improve extraction and processing to enhance the sustainability of our projects. We are proud to be one of the founding members of Canada’s Oil Sands Innovation Alliance (COSIA) and are encouraged by the progress of the industry towards improving environmental performance, reducing water consumption, improving tailings management, and increasing land reclamation and revegetation.

The disclosure that follows includes references to reserves and contingent bitumen resource estimates. Further information about these resource estimates, the related risks and uncertainties, and contingencies that prevent the classification of resources as reserves is set out on page 48 under the heading “Contingent Resource Disclosure”. For further information about these reserve estimates, see our most recent Annual Information Form, which is available on our website at www.teck.com, on the Canadian Securities Administrators website at www.sedar.com (SEDAR), and under cover of Form 40-F on the EDGAR section of the Securities Exchange Commission (SEC) website at www.sec.gov.

Fort Hills Oil Sands Project
The Fort Hills oil sands project is located approximately 90 kilometres north of Fort McMurray in northern Alberta. We hold a 20% interest in the Fort Hills Energy Limited Partnership (Fort Hills Partnership), which owns the Fort Hills oil sands project, with 29.2% held by Total E&P Canada Ltd. (Total) and the remaining 50.8% held by Suncor Energy Inc. (Suncor). An affiliate of Suncor is the operator of the project.

Construction of the Fort Hills project is progressing substantially in accordance with the project schedule. Our share of capital expenditures for 2015 was $966 million, including the remainder of our earn-in commitments. Our funding percentage was reduced to 20% of the remaining project costs, beginning in April 2015. Engineering activity is progressing well, and is now over 95% complete, and construction is progressing per plan and is now over 50% complete. The capital cost and schedule outlook have not changed since we announced the project sanction on October 30, 2013.

Based on Suncor’s project cost estimates, our portion of the fully escalated capital investment in Fort Hills from the date of project sanction is estimated at approximately $2.94 billion over four years (2014–2017).  Based on the project cost estimates, Teck’s 20% share of remaining capital costs was approximately $1.3 billion at the end of 2015.

At December 31, 2015, our best estimate of our 20% share of the proved and probable reserves at Fort Hills is 627 million barrels.

Teck 2015 Management’s Discussion and Analysis

The project is scheduled to produce first oil as early as the fourth quarter of 2017 and is expected to achieve 90% of its planned production capacity of 180,000 barrels per day (bpd) of bitumen within 12 months of commissioning. The Fort Hills partners have contracted with Enbridge to provide diluent pipeline capacity to Fort Hills and diluted bitumen pipeline capacity to Hardisty, Alberta, where we will take custody of our pro rata share of Fort Hills production. We are continuing to review options to sell diluted bitumen into the North American and overseas markets, which may include the use of pipelines from Hardisty or rail to access tidewater ports and U.S. Gulf Coast refineries.

While capital costs for oil sands mining projects are significant, Fort Hills’ operating costs, including sustaining capital, are expected to average under $30 per barrel of bitumen over the life of the project. The bitumen produced sells at a discount to crude oil prices, which fluctuate based on bitumen supply, heavy oil refining capacity and other factors.

Frontier Project
We hold a 100% interest in the Frontier project, which is located about 10 kilometres northwest of the Fort Hills oil sands project in northern Alberta. The regulatory application review of Frontier is continuing with provincial and federal regulators. We responded to the regulators’ information requests and provided a project update in June 2015. The project update outlines improvements to the economic and social benefits, and the overall environmental performance of the project. The earliest anticipated first oil date for our Frontier project is now 2026, which reflects additional time required for updates to the project in light of a lease exchange transaction in 2013 and revisions to the project scope. The regulatory review process is expected to continue through 2016, making early 2017 the earliest date at which a decision is expected. Our expenditures on Frontier are limited to supporting this process.

As of December 31, 2015, our best estimate of unrisked contingent bitumen resources for the Frontier project is approximately 3.2 billion barrels. The project has been designed for a total nominal production of approximately 260,000 bpd of bitumen. The Frontier contingent resources have been subcategorized as “development pending” and “economically viable”. There is uncertainty that it will be commercially viable to produce any portion of the resources.

Lease 421 Area
We hold a 50% interest in the Lease 421 Area, which is located east of the Fort Hills project in northern Alberta. Imperial Oil and ExxonMobil jointly own the remaining 50%. To date, a total of 89 core holes have been completed in the Lease 421 Area.

Wintering Hills Wind Power Facility
Wintering Hills Wind Power Facility is located near Drumheller, Alberta. In January 2015, we increased our interest in Wintering Hills to 49%, with TransAlta Corporation, the current project operator, holding the remaining 51%. Our 49% share of power generation from Wintering Hills in 2015 was 136 GWh, enough power to provide 85,000 tonnes of CO2-equivalent credits. Our share of expected power generation in 2016 is 135 GWh, although actual generation will depend on weather conditions and other factors.

Gross profit before depreciation and amortization from Wintering Hills was $3 million in 2015, which was the same as 2014.

Teck 2015 Management’s Discussion and Analysis

Exploration

Throughout 2015, we conducted exploration around the world through our nine regional offices. Expenditures of $76 million in 2015 were focused on copper, zinc and gold opportunities.

Exploration plays three critical roles at Teck: discovery of new orebodies through early stage exploration and acquisition; pursuit, evaluation and acquisition of development opportunities; and delivery of geoscience solutions and services to create value at our existing mines and development projects.

Our copper exploration is focused primarily on porphyry copper deposits and, during 2015, we drilled several porphyry copper projects in Canada, Chile, Turkey and Peru. Significant exploration work was again focused in and around our existing operations and advanced projects in 2015. At our Highland Valley Copper Operations in Canada, we completed 22 kilometres of drilling primarily focused on copper resources adjacent to the existing pits. In 2016, we plan to drill copper projects in Canada, Chile and Turkey, and we continue to explore around our existing operations and advanced projects.

Zinc exploration remains focused on four areas: the Red Dog mine district in Alaska, central B.C., northeastern Australia, and Ireland. In Alaska, Australia and Canada, the target type is a large, high-grade, sediment-hosted deposit similar to major world-class deposits such as Red Dog in Alaska and Century or McArthur River in Australia. In 2015, we completed an additional four holes with encouraging results at the Teena prospect in Australia, a joint venture with Rox Resources Limited, in which Teck is earning up to a 70% project interest. We also continued to drill on the Noatak project near our existing Red Dog mine, where we completed 16 kilometres of drilling on high-quality targets with continued good results. Exploration programs will continue in these regions in 2016.

In addition to exploring for copper and zinc, we are exploring for, and looking to partner in, new gold opportunities. Our plan is to explore, find and advance gold resources through targeted exploration activity in select jurisdictions. Once an opportunity has been recognized, the strategy is to optimize that opportunity or asset through further definition drilling and engineering studies, then capture value through periodic divestitures. Our current exploration efforts and drill testing for gold are primarily focused in Turkey, Canada and Peru.

Teck 2015 Management’s Discussion and Analysis

Financial Overview

Financial Summary

($ in millions, except per share data)	2015	2014	2013

Revenue and profit
Revenue	$8,259	$8,599	$9,382
Gross profit before depreciation and amortization(1)	$2,645	$2,879	$3,659
EBITDA(1)	$(1,633)	$2,348	$3,153
Profit (loss) attributable to shareholders	$(2,474)	$362	$961

Cash flow
Cash flow from operations	$1,951	$2,278	$2,878
Property, plant and equipment expenditures	$1,581	$1,498	$1,858
Capitalized production stripping costs	$663	$715	$744
Investments	$82	$44	$325

Balance sheet
Cash balances	$1,887	$2,029	$2,772
Total assets	$34,688	$36,839	$36,183
Debt, including current portion	$9,634	$8,441	$7,723

Per share amounts
Profit (loss) attributable to shareholders	$(4.29)	$0.63	$1.66
Dividends declared per share	$0.20	$0.90	$0.90

Note:
(1)	Gross profit before depreciation and amortization and EBITDA are non-GAAP financial measures. See “Use of Non-GAAP Financial Measures” section for further information.

Our revenue and profit depend on the prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for those commodities, which are influenced by global economic conditions. We normally sell the products that we produce at prevailing market prices or, in the case of steelmaking coal, at negotiated prices under term contracts or on a spot basis. Prices for our products can fluctuate significantly and that volatility can have a material effect on our financial results.

Exchange rate movements can also have a significant effect on our results and cash flows, as a substantial portion of our operating costs are incurred in Canadian and other currencies, and most of our revenue and debt are denominated in U.S. dollars. We report our financial results in Canadian dollars and, accordingly, our reported operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the U.S. dollar.

In 2015, we incurred a loss attributable to shareholders of $2.5 billion, or $4.29 per share. This compares with a profit of $362 million or $0.63 per share in 2014, and $961 million or $1.66 per share in 2013. The reductions are due mainly to the $2.7 billion of after-tax impairment charges taken in 2015 and declining commodity prices, partially offset by the effect of the strengthening U.S. dollar and our cost reduction initiatives.

Teck 2015 Management’s Discussion and Analysis

Our profit over the past three years has included items that we segregate for presentation to investors so that the ongoing profit of the company may be more clearly understood. These are described below and summarized in the table that follows.

In 2015, we recorded asset and goodwill impairment charges on a number of our operating assets, including our investment in the Fort Hills project, the Carmen de Andacollo copper mine, the Pend Oreille zinc mine and a number of our steelmaking coal mines, as a result of lowered expectations for commodity prices in both the short and long term. These non-cash charges totalled $3.6 billion on a pre-tax basis and $2.7 billion on an after-tax basis. In 2014, the only unusual item was a $58 million non-cash tax charge as a result of a Chilean tax reform bill being signed into law. Unusual items were not significant in 2013.

The table below shows the effect of these items on our profit.

($ in millions, except per share data)	2015	2014	2013

Profit (loss) attributable to shareholders as reported	$(2,474)	$362	$961

Add (deduct) the after-tax effect of:
Asset sales and provisions	(107)	13	22
Foreign exchange losses	80	8	11
Derivative losses	–	4	–
Collective bargaining agreement charge	10	–	–
Asset impairments	2,691	7	–
Tax items	(12)	58	10
Adjusted profit(1)	$188	$452	$1,004
Adjusted earnings per share(1)	$0.33	$0.78	$1.74

Note:
(1)	Adjusted profit and adjusted earnings per share are non-GAAP financial measures. See “Use of Non-GAAP Financial Measures” section for further information.

Cash flow from operations in 2015 was $2.0 billion, compared with $2.3 billion in 2014 and $2.9 billion in 2013. The decline in cash flow from operations is mainly due to changes in commodity prices and sales volumes, offset to some extent by changes in the currency exchange rates.

At December 31, 2015, our cash balance was $1.9 billion. Total debt was $9.6 billion and our net debt to net debt-plus-equity ratio was 32%, compared with 25% at December 31, 2014 and 21% at the end of 2013.
Gross Profit
Our gross profit is made up of our revenue less the operating, depreciation and amortization expenses at our producing operations. Income and expenses from our business activities that do not produce commodities for sale are included in our other operating income and expenses or in our non-operating income and expenses.

Our principal commodities are steelmaking coal, copper and zinc, which accounted for 37%, 27% and 19% of revenue respectively in 2015. Silver and lead are significant by-products of our zinc operations, accounting for 7% and 4%, respectively, of our 2015 revenue. We also produce a number of other by-products including molybdenum, various specialty metals, and chemicals and fertilizers, which in total accounted for 6% of our revenue in 2015.

Teck 2015 Management’s Discussion and Analysis

Our revenue is affected by sales volumes, which are determined by our production levels and by demand for the commodities we produce, commodity prices and currency exchange rates.

Our revenue was $8.3 billion in 2015, compared with $8.6 billion in 2014 and $9.4 billion in 2013. The reduction in 2015 revenue was due mainly to lower commodity prices and marginally lower sales volumes of steelmaking coal, partially offset by a stronger U.S. dollar. The reduction in 2014 over 2013 was due mainly to lower commodity prices, partially offset by increased volumes of zinc in concentrate and higher zinc prices.

Our cost of sales includes all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased for our Trail Operations’ refining and smelting activities, royalties, and marketing and distribution costs required to sell and transport our products to various delivery points. Our cost of sales also includes depreciation and amortization expense. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port and other distribution services. In certain circumstances, we negotiate prices and other terms for the provision of these services where we may not have viable alternatives to using specific providers, or may not have access to regulated rate-setting mechanisms or appropriate remedies for service failures. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and railcars, weather problems and other factors can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

Our costs are dictated mainly by our production volumes, by the costs for labour, operating supplies and concentrate purchases, and by strip ratios, haul distances, ore grades, distribution costs, commodity prices, foreign exchange rates and costs related to non-routine maintenance projects. Production volumes mainly affect our variable operating and our distribution costs. In addition, production affects our sales volumes and, when combined with commodity prices, affects profitability and, ultimately, our royalty expenses.

Our cost of sales was $7.0 billion in 2015, compared with $7.1 billion in 2014 and $7.0 billion in 2013. Cost of sales decreased in 2015 from 2014, primarily due to our cost reduction program and the staggered three-week shutdowns of our steelmaking coal operations, partly offset by the stronger U.S. dollar and its effect on costs at our foreign operations. Depreciation expense rose by $22 million to $1.4 billion in 2015, partly due to a full year of amortization on Antamina’s mine expansion project.

Comparing 2014 with 2013, higher costs were due primarily to higher depreciation and royalty expenses.

Teck 2015 Management’s Discussion and Analysis

This was partly offset by reduced concentrate purchase costs at our Trail Operations, due to lower production levels and reduced silver processed as a result of the planned 35-day shutdown of the KIVCET lead smelter, as well as savings arising from our cost reduction program. Depreciation and amortization expense was $111 million higher than in 2013, as depreciation started in 2014 on Highland Valley Copper’s mill optimization project and on Antamina’s major mine expansion project, in addition to increased amortization of capitalized production stripping costs. Royalty costs increased by $90 million at Red Dog Operations due to higher revenue linked to rising zinc prices and increased sales volumes.
Other Expenses
($ in millions)	2015	2014	2013

General and administration	$108	$119	$129
Exploration	76	60	86
Research and development	47	29	18
Asset impairments	3,631	12	–
Other operating expense (income)	335	267	216
Finance income	(5)	(4)	(13)
Finance expense	316	304	339
Non-operating expense (income)	89	21	6
Share of losses of associates	2	3	2
	$4,599	$811	$783

We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We try to do this through our exploration and development programs and through acquisition of interests in new properties or in companies that own them. Exploration for minerals and oil is highly speculative and the projects involve many risks. The vast majority of exploration projects are unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production.

Our research and development expenditures are primarily focused on advancing our proprietary CESL hydrometallurgical technology, the development of internal and external growth opportunities, and the development and implementation of process and environmental technology improvements at operations.

During 2015, we recorded asset and goodwill impairment charges on a number of our operating assets, including our investment in the Fort Hills project, the Carmen de Andacollo copper mine, the Pend Oreille zinc mine and a number of our steelmaking coal mines. These charges total $3.6 billion on a pre-tax basis and $2.7 billion on an after-tax basis. The write-downs were triggered primarily by lowered expectations for commodity prices in both the short and long term. The economic models we use in determining the amount of impairment charges use current prices in the initial years and transition to longer-term prices in years three to five. Current long-term assumptions are as follows: steelmaking coal US$130 per tonne, copper US$3.00 per pound, zinc US$1.00 per pound, Western Canadian Select US$60 per barrel, and $1.25 Canadian to $1.00 U.S. dollar exchange rate.

A 6.2% real, 8.3% nominal, post-tax discount rate was used to discount our cash flow projections. Discount rates are based on the weighted average cost of capital for a mining industry peer group.

Teck 2015 Management’s Discussion and Analysis

The impairment charges were as follows:

($ in millions)	2015	2014	2013
Steelmaking coal operations and goodwill	$2,032	$–	$–
Copper – Carmen de Andacollo and goodwill	506	–	–
Zinc – Pend Oreille	31	–	–
Energy – Fort Hills	1,062	–	–
Other	–	12	–
	$3,631	$12	$–

Other operating income and expenses include items we consider to be related to the operation of our business, such as final pricing adjustments (which are further described in the next paragraph), share-based compensation, gains or losses on commodity derivatives, gains or losses on the sale of operating or exploration assets, and provisions for various costs at our closed properties. Significant items in 2015 include $280 million of negative pricing adjustments, $49 million of environmental costs and $13 million for share-based compensation. Significant items in 2014 include $130 million of negative pricing adjustments, $52 million of environmental costs and $12 million for share-based compensation. Significant items in 2013 included $62 million of negative pricing adjustments, $33 million of asset write-downs, $27 million of environmental costs and a $22 million expense for share-based compensation.

Sales of metals in concentrate or copper cathodes are recognized in revenue on a provisional pricing basis when the rights, obligations, risks and benefits of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, often in the following quarter. Revenue in a quarter is based on prices at the date of sale. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment, and are recorded as other operating income or expense. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in certain concentrate sales agreements. It should be noted that these effects arise on the sale of concentrates, as well as on the purchase of concentrates at our Trail Operations.

The table below outlines our outstanding receivable positions, which were provisionally valued at December 31, 2015 and 2014, respectively.

	Outstanding at		Outstanding at
	December 31, 2015		December 31, 2014
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	257	2.13	208	2.86
Zinc	162	0.73	117	0.99

Our finance expense includes the interest expense on our debt, financing fees and amortization, and the interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against the cost of our development projects. Debt interest expense increased in 2015 due to the effect of the stronger U.S. dollar, as all of our debt and related interest expense is U.S. dollar denominated. This was offset by lower accretion rates on our pension and retirement

Teck 2015 Management’s Discussion and Analysis

plans as a result of improved pension fund performance. Capitalized interest in 2015 totalled $222 million, compared with $183 million in 2014.

Non-operating income (expense) includes items that arise from financial and other matters and includes such items as foreign exchange gains or losses, debt refinancing costs, and realized gains or losses on marketable securities. In 2015, other non-operating expenses included $21 million for provisions on marketable securities and $76 million of foreign exchange losses. In 2014, other non-operating expenses included $8 million for provisions on marketable securities and $9 million of foreign exchange losses. In 2013, other non-operating income included $42 million of gains on the sale of various investments, $32 million of provisions taken against various marketable securities and $12 million of foreign exchange losses.

Until October 29, 2013, when the project was sanctioned, we accounted for our investment in the Fort Hills Energy Limited Partnership using the equity method. As a result of changes made to the agreements governing the project at the time of project sanction, we began accounting for our investment in Fort Hills by recording our share of the assets, liabilities, revenue, expenses and cash flows. The majority of the activities on this project to date relate to capital expenditures, rather than expenditures that affect profit.

Recovery for income and resource taxes was $836 million, or 25% of pre-tax loss. Our tax rate was affected by asset impairment charges and other items. Without these items, our combined provision for income and resource taxes would be $148 million and our effective tax rate would be 47%. This rate is higher than the Canadian statutory income tax rate of 26% due mainly to the effect of resource taxes and higher taxes in foreign jurisdictions. The effect of resource taxes and higher taxes in foreign jurisdictions tends to be magnified in periods when our operating earnings are lower relative to our administrative and finance charges. This occurs because these costs are incurred in Canada and because resource taxes are based on profits before these costs.

Profit attributable to non-controlling interests relates to the ownership interests that are held by third parties in our Highland Valley Copper, Quebrada Blanca, Carmen de Andacollo and Elkview mines.
Financial Position and Liquidity
Our financial position and liquidity remain strong. At December 31, 2015, we had $1.9 billion of cash and $4.8 billion of unused lines of credit, providing us with $6.7 billion of liquidity.

Our outstanding debt was $9.6 billion at December 31, 2015, compared with $8.4 billion at the end of 2014 and $7.7 billion at the end of 2013. As substantially all of our debt is denominated in U.S. dollars, the increase is due primarily to the strengthening of the U.S. dollar that occurred in 2015, partially offset by the payment of a US$300 million note that was due in October 2015.

Teck 2015 Management’s Discussion and Analysis

Our debt positions and credit ratios are summarized in the following table:

	December 31,	December 31,	December 31,
	2015	2014	2013

Term notes	$6,839	$7,132	$7,124
Other	122	144	137
Total debt (US$ in millions)	$6,961	$7,276	$7,261

Canadian $ equivalent(1)	$9,634	$8,441	$7,723
Less cash balances	(1,887)	(2,029)	(2,772)
Net debt	$7,747	$6,412	$4,951

Debt to debt-plus-equity ratio(2)(3)	37%	31%	29%
Net-debt to net-debt-plus-equity ratio(2)	32%	25%	21%
Average interest rate	4.8%	4.8%	4.8%

Notes:
(1)	Translated at period end exchange rates.
(2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
(3)	Our revolving credit facility requires us to maintain a debt to debt-plus-equity ratio not greater than 50%.

At December 31, 2015, the weighted average maturity of our consolidated indebtedness is approximately 14 years and the weighted average coupon rate is approximately 4.8%.

Our primary sources of liquidity and capital resources are our cash and temporary investments, cash flow provided from operations, and funds available under our committed and uncommitted bank credit facilities, of which approximately US$3.5 billion is currently available.

Our cash position decreased slightly from $2.0 billion at the end of 2014 to $1.9 billion at December 31, 2015. Significant outflows included $966 million for our share of the Fort Hills project and we repaid US$300 million on a note due October 1, 2015. Significant inflows included a net $209 million (US$162 million) from our share of the Carmen de Andacollo gold stream transaction and $789 million (US$610 million) from the silver streaming agreement with a subsidiary of Franco-Nevada related to our interest in the Antamina mine.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. All of our bank credit facilities are unsecured and any borrowings rank pari passu with our outstanding public notes. None of our notes or credit facilities are guaranteed by any of our subsidiaries. We maintain two primary revolving committed credit facilities. Our US$3 billion facility matures in July 2020 and has a letter of credit sub-limit of US$1 billion. Any letters of credit issued under this facility would reduce the amount of the facility that can be drawn for cash. There were no drawings on this facility in 2015 and it remains fully available as at February 10, 2016.

Our US$1.2 billion facility matures in June 2017 and can be drawn fully for cash or for letters of credit. As at December 31, 2015 there are US$740 million of letters of credit issued on this facility. Both facilities require us to pay a commitment fee on undrawn amounts and a specified spread above LIBOR on any drawn amounts, which varies with our credit rating, but does not further vary if our ratings from both Moody’s and S&P are below Ba1 or BB high, respectively. Drawings under both facilities are available for general corporate purposes, however, we expect to keep any undrawn portion of the US$1.2 billion facility available

Teck 2015 Management’s Discussion and Analysis

for letter of credit requirements that may be required under certain contractual arrangements with counterparties.

Borrowing under our primary committed credit facilities is subject to our compliance with the covenants in the agreement and our ability to make certain representations and warranties at the time of the borrowing request. Our credit facilities, but not our public notes, include a financial covenant that requires us to maintain our debt to debt-plus-equity ratio below 50%. Borrowing under the credit facilities is not conditioned on us maintaining any particular credit rating or there being no general developments that could be expected to have a material adverse effect on us.

We are restricted under our bank and public note covenants from creating liens on certain assets to secure indebtedness unless those liens also secure our credit facilities and notes. We are restricted from creating liens on major assets. There are a number of exceptions from these negative pledge covenants, including an exception for liens securing debt that does not exceed 10% of consolidated net tangible assets. As at December 31, 2015, our consolidated net tangible assets for the purposes of our credit facilities and public notes totalled approximately $32 billion, 10% of which is approximately $3.2 billion.

In addition to our two primary revolving committed credit facilities, we also maintain uncommitted bilateral credit facilities with various banks and with Export Development Canada for the issuance of letters of credit, primarily to support our future reclamation obligations. At December 31, 2015 these facilities totalled $1.7 billion and $1.5 billion of letters of credit were issued thereunder. We expect this amount to increase by approximately $110 million in 2016. These facilities are typically renewed on an annual basis. From time to time, at our election, we may reduce the fees paid to banks issuing letters of credit by making short-term deposits of excess cash with those banks. The deposits earn a competitive rate of interest and are generally refundable on demand. At December 31, 2015, we had US$529 million of such deposits.

Our reclamation obligations are included in “Other Liabilities and Provisions” on our balance sheet. Associated letters of credit would not become a liability unless the letter of credit is drawn by the beneficiary, which drawing would be triggered if we did not perform our obligations under the relevant contact or permit. In the event of the drawing, we would be required to reimburse the issuing bank for the amount drawn on the letter of credit. Issued letters of credit do not constitute debt for the purpose of the debt-to-debt plus equity covenant in our bank credit agreements.

Since the end of the third quarter, Moody’s, S&P, Fitch and DBRS revised our credit ratings to B3, B+, BB+ and BB (high), respectively, in each case with a negative outlook or trend. On January 21, 2016 Moody’s placed certain mining companies, including Teck, on review for downgrade. Based on current market conditions, we expect further rating actions.

As a consequence of the reduction of our credit ratings to below investment grade, we were required in the fourth quarter of 2015 to deliver an aggregate of US$672 million of letters of credit pursuant to long-term power purchase agreements for the Quebrada Blanca Phase 2 project. The letters of credit would be terminated if and when we regain investment grade ratings. There are no requirements to deliver further letters of credit related to the Quebrada Blanca project. We were also required to post $93 million letters of credit under certain pipeline and storage agreements we entered into in connection with the Fort Hills project. These letters of credit will increase as construction of the relevant facilities progresses and could reach approximately $550 million in 2016 and could further increase to approximately $650 million in 2017 at the

Teck 2015 Management’s Discussion and Analysis

request of our counterparties prior to the relevant in-service date. Following the in-service date, the letter of credit amount would reduce to a maximum amount of approximately $450 million. These Fort Hills related letters of credit would also be terminated if and when we regain investment grade ratings.

The ratings actions described above do not affect our credit facilities beyond the rate of the commitment fee and cost of borrowing. There are no restrictions on borrowing, or additional covenants, triggered under our credit facilities as a result of the downgrades by the rating agencies.

Under the terms of the silver streaming agreement relating to Antamina, if there is an event of default under the agreement or Teck insolvency, Teck Base Metals Ltd., our subsidiary that holds our interest in Antamina, is restricted from paying dividends or making other distributions to Teck to the extent that there are unpaid amounts under the agreement.

Operating Cash Flow
Cash flow from operations was $2.0 billion in 2015, compared with $2.3 billion in 2014 and $2.9 billion in 2013. The decreases in 2015 and 2014 compared to 2013 were due mainly to lower gross profits at our steelmaking coal and copper operations from lower commodity prices, particularly steelmaking coal.

Investing Activities
Capital expenditures were $1.6 billion in 2015, including $397 million on sustaining capital, $64 million on major enhancement projects and $1.1 billion on new mine development. In addition, $663 million was spent on production stripping activities.

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Subtotal	Capitalized Stripping	Total

Steelmaking coal	$67	$29	$1	$97	$396	$493
Copper	194	16	128	338	201	539
Zinc	126	19	–	145	66	211
Energy	6	–	991	997	–	997
Corporate	4	–	–	4	–	4

	$397	$64	$1,120	$1,581	$663	$2,244

The largest components of sustaining capital included $77 million at Highland Valley Copper, $50 million of our share of spending at Antamina, $67 million at our steelmaking coal operations and $80 million at Trail Operations.

Major enhancement expenditures included $11 million at Highland Valley Copper, primarily for the completion of the mill optimization project, and $19 million for completing the restart of Pend Oreille.

New mine development included $113 million for Quebrada Blanca’s Phase 2 project, $966 million for our share of spending on the Fort Hills project and $25 million on the Frontier oil sands project.

Investments in 2015 and 2014 were $82 million and $44 million respectively and included various

Teck 2015 Management’s Discussion and Analysis

investments in publicly traded marketable securities. Investments in 2013 included $244 million for our share of the Fort Hills project until October 29, 2013. Beginning October 30, 2013, we began accounting for our investment in Fort Hills as a joint operation, resulting in our share of the project costs being reported as part of our capital expenditures.

Cash proceeds from the sale of assets and investments were $1.2 billion in 2015, $34 million in 2014 and $502 million in 2013. Significant items in 2015 were proceeds of $209 million (US$162 million) received on the gold streaming transaction related to our Carmen de Andacollo mine, and $789 million (US$610 million) from the silver streaming transaction related to our share of silver produced at the Antamina mine in Peru.

Financing Activities
We had no significant financings in 2015, but we did extend the maturity of our US$3 billion revolving line of credit to July 2020, and put in place a new US$1.2 billion revolving credit facility maturing in June 2017. The US$3 billion facility was undrawn at the end of 2015, and US$740 million of the US$1.2 billion facility was drawn through the issuance of letters of credit to the power and transportation service providers described above. At the end of 2015, we had approximately $6.7 billion of liquidity.

We repurchased 200,000 Class B subordinate voting shares for cancellation pursuant to normal course issuer bids at a cost of $5 million in 2014, and 6.1 million shares for $176 million in 2013. We did not repurchase any shares in 2015 and our normal course issuer bid expired on July 1, 2015.
Quarterly Earnings and Cash Flow
($ in millions except per share data)	2015				2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$2,135	$2,101	$1,999	$2,024	$2,256	$2,250	$2,009	$2,084
Gross profit	281	339	311	348	416	414	298	407
EBITDA	(269)	(2,506)	596	546	582	651	558	557
Profit (loss) attributable to shareholders	(459)	(2,146)	63	68	129	84	80	69
Earnings (loss) per share	$(0.80)	$(3.73)	$0.11	$0.12	$0.23	$0.14	$0.14	$0.12
Cash flow from operations	687	560	332	372	743	554	436	545

Gross profit before depreciation and amortization from our steelmaking coal business unit in the fourth quarter decreased by $37 million from a year ago, as the benefits of our cost reduction program and lower diesel prices were more than offset by lower realized steelmaking coal prices.

The average realized steelmaking coal price of US$81 per tonne was 26% lower than the fourth quarter of 2014, reflecting oversupplied steelmaking coal market conditions and a decline in spot price assessments. The favourable effect of a stronger U.S. dollar in the fourth quarter partly offset the lower price, which resulted in our Canadian dollar realized price declining by 12% compared with a year ago.

Fourth quarter production of 6.4 million tonnes was 6% lower than the same period a year ago, as we reduced production volumes to match sales volumes, which were equal to the previous year. Even with the lower production volumes, unit production costs at the mines were 6% lower this quarter than a year ago as a result of our continued cost reductions, productivity improvements and lower diesel prices.

Teck 2015 Management’s Discussion and Analysis

Gross profit before depreciation and amortization from our copper business unit decreased by $71 million in the fourth quarter compared with a year ago. This was primarily due to lower realized copper prices, partially offset by higher sales volumes and lower unit costs driven by the effect of higher production levels and the results of our cost reduction initiatives.

Copper production increased to 96,000 tonnes compared with 83,000 tonnes a year ago. Production at Highland Valley Copper was 11,700 tonnes higher than a year ago, primarily due to higher grades and recoveries, while our share of production from Antamina increased by 6,800 tonnes as a result of record mill throughput and higher grades during the quarter. Production was lower at Quebrada Blanca due to ore availability constraints resulting from geotechnical issues adjacent to the SX-EW plant that occurred in June.

Gross profit before depreciation and amortization from our zinc business unit declined by $35 million in the fourth quarter compared with a year ago. A substantially lower realized zinc price was partly offset by the favourable effect of a stronger U.S. dollar and higher sales volumes, partially due to the timing of Red Dog shipments.

Refined zinc production in the fourth quarter from our Trail Operations increased by 8% compared to last year due to improved operating efficiencies in the electrolytic plant and to the improved reliability of the new acid plant, leading to higher throughput in 2015. For 2015, Trail Operations achieved record production of refined zinc and silver. At Red Dog, zinc production was 12% lower than a year ago, primarily due to an extended annual mill shutdown.

We incurred a loss attributable to shareholders of $459 million, or $0.80 per share, in the fourth quarter compared with a profit of $129 million, or $0.23 per share, in the same period a year ago. During the quarter we recorded asset impairment charges on our investment in Fort Hills, on our Coal Mountain and Carmen de Andacollo operations. These charges totalled $736 million on a pre-tax basis and $536 million on an after-tax basis. The write-downs were triggered by lower short-term commodity prices and lower market expectations for some future commodity prices and capital market conditions. In addition, profit also declined due to substantially lower U.S. dollar prices for our primary products, partly offset by reduced operating costs and the positive effect of a stronger U.S. dollar. Declining metal prices resulted in after-tax negative pricing adjustments of approximately $42 million in each of the fourth quarters of 2015 and 2014. We also had after-tax profits of $91 million derived from royalty sales and a gain on the formation of Project Corridor.

Cash flow from operations, before changes in non-cash working capital items, was $428 million in the fourth quarter compared with $491 million a year ago. The reduction was primarily due to substantially lower commodity prices, partly offset by higher sales volumes of copper and zinc and lower income taxes paid due to timing.
Outlook
We continue to experience challenging markets for our products. Prices for most of our products have declined and lower prices may persist for some time. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business. Reduced steelmaking coal imports by China, partially offset by production curtailments, are continuing to maintain pressure on pricing. We are also significantly affected by foreign exchange rates. In the last 12 months, the U.S. dollar strengthened by approximately 20% against the Canadian dollar, which

Teck 2015 Management’s Discussion and Analysis

has had a positive effect on the profitability of our Canadian operations and translation of profits from our foreign operations. It will, to a lesser extent, put upward pressure on the portion of our operating costs and capital spending that is denominated in U.S. dollars.

In October 2013, we approved an estimated $2.9 billion (our share) of expenditures to complete the development of the Fort Hills oil sands project, of which approximately $1.2 billion remains to be spent as at February 10, 2016. We have access to cash and credit lines which are expected to be sufficient to meet our capital commitments and working capital needs over this period. We are taking further steps to manage our capital spending profile and we continuously monitor all aspects of our cost reduction program, our capital spending and key markets as conditions evolve.

Commodity Prices and 2016 Production
Commodity prices are a key driver of our profit. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole. We believe that, over the longer term, the industrialization of emerging market economies will continue to be a major positive factor in the future demand for commodities. Therefore, we believe that the long-term price environment for the products that we produce and sell remains favourable.

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our expected 2016 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.40, is as follows:

	2016 Mid-Range		Estimated	Estimated
	Production		Effect of Change	Effect on
	Estimates(1)	Change	On Profit(2)	EBITDA(2)

US$ exchange		CAD$0.01	$ 22 million	$ 34 million
Steelmaking coal (000’s tonnes)	25,500	US$1/tonne	$ 23 million	$ 35 million
Copper (tonnes)	312,000	US$0.01/lb	$ 6 million	$ 9 million
Zinc (tonnes)(3)	940,000	US$0.01/lb	$ 9 million	$ 14 million

Notes:
(1)	All production estimates are subject to change based on market and operating conditions.
(2)	The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
(3)	Zinc includes 295,000 tonnes of refined zinc and 645,000 tonnes of zinc contained in concentrate.

The decline in our estimated foreign exchange sensitivity from previous estimates is primarily due to the effect of lower commodity prices, which are all denominated in U.S. dollars.

Foreign exchange translation gains and losses on our U.S. dollar denominated debt arising from exchange rate fluctuations may have some effect on our 2016 profit, although most of our U.S. dollar debt is expected to be designated as a hedge against our investments in U.S. dollar denominated foreign operations.

While the extent of the oversupply of steelmaking coal was reduced during 2015 due to acceleration in the implementation of production curtailments, we believe that steelmaking coal prices continue to trade at unsustainably low long-term levels, which are currently approximately 20% below 2015 averages. Copper

Teck 2015 Management’s Discussion and Analysis

and zinc prices to date in 2016 are both trading approximately 18% below 2015 average prices. The fluctuations in the Canadian/U.S. dollar exchange rate can have a significant effect on our profit and financial position. The Canadian dollar, to date in 2016, has averaged approximately $1.40 against the U.S. dollar, compared with $1.28 on average for 2015.

Our steelmaking coal production in 2016 is expected to be in the range of 25 to 26 million tonnes, compared with 25.3 million tonnes produced in 2015. Our actual production will depend primarily on customer demand for deliveries of steelmaking coal. Depending on market conditions and the sales outlook, we may adjust our production plans.

Our copper production for 2016 is expected to decrease and be in the range of 305,000 to 320,000 tonnes, compared with 358,000 tonnes produced in 2015. Highland Valley Copper is expected to decrease production by approximately 35,000 tonnes as a result of mining lower ore grades. Production from Quebrada Blanca is expected to decrease by approximately 6,500 tonnes, as grades are declining with the depletion of the orebody. Production from Antamina rises slightly in 2016. Duck Pond was permanently closed at the end of June 2015.

Our zinc in concentrate production in 2016 is expected to be in the range of 630,000 to 665,000 tonnes, compared with 657,500 tonnes produced in 2015. Red Dog’s production is expected to decrease by approximately 10,000 tonnes, primarily due to lower ore grades. With a full year of operations in 2016, Pend Oreille is expected to produce 40,000 tonnes of zinc. Duck Pond was permanently closed at the end of June 2015. Our share of Antamina’s zinc production is expected to be 50,000 tonnes, similar to 2015 levels. Refined zinc production in 2016 from our Trail Operations is expected to be in the range of 290,000 to 300,000 tonnes, compared with a record 307,000 tonnes produced in 2015.

Capital Expenditures
Our forecast approved capital expenditures for 2016, before capitalized stripping costs, are approximately $1.4 billion and are summarized in the following table:

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Subtotal	Capitalized Stripping	Total

Steelmaking coal	$50	$40	$–	$90	$290	$380
Copper	120	5	80	205	190	395
Zinc	130	10	–	140	60	200
Energy	5	–	1,000	1,005	–	1,005
Corporate	–	–	–	–	–	–
	$305	$55	$1,080	$1,440	$540	$1,980

New mine development includes $80 million for permitting activities for Quebrada Blanca Phase 2, $960 million for Fort Hills and $40 million for permitting activities on the Frontier oil sands project. The amount and timing of actual capital expenditures is also dependent upon being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. We may change capital spending plans in 2016, depending on commodity markets, our financial position, results of feasibility studies and other factors.

Teck 2015 Management’s Discussion and Analysis

Foreign Exchange, Debt Revaluation and Interest Expense
The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.
Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2015, $5.5 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income. The remaining portion of foreign exchange gains or losses on our U.S. dollar denominated debt, less U.S. dollar working capital balances, is charged to profit. As at December 31, 2015, we were exposed to foreign exchange gains or losses on approximately US$375 million on our balance sheet.
Other Information
Carbon Taxes
The Province of B.C. imposes a carbon tax on virtually all fossil fuels used in B.C. at a tax rate of $30 per tonne of CO2-emission equivalent. For 2015, our seven B.C.-based operations incurred $52.6 million in provincial carbon tax, primarily from our use of coal, diesel fuel and natural gas.

In the lead-up to the Paris Climate Conference, both the Provinces of B.C. and Alberta launched reviews of their climate change plans, including a re-examination of their primary carbon price policies, the Carbon Tax (B.C.) and the Specified Gas Emitters Regulation (Alberta). While initial recommendations were released in 2015 in both provinces, final details are yet to be determined and are not anticipated to be completed until 2016. We will continue to participate in the consultation processes and to assess the potential implications of the updated policies on our operations and projects.

Financial Instruments and Derivatives
We hold a number of financial instruments and derivatives which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, foreign exchange forward sales contracts, metal-related forward contracts and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation, depending on their nature and jurisdiction.
Critical Accounting Estimates and Judgments
In preparing consolidated financial statements, management makes estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses across all reportable segments. Management makes estimates and judgments that are believed to be reasonable under the circumstances. Our estimates and judgments are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates and judgments are those that could affect the consolidated financial statements materially, are highly uncertain and where changes are reasonably likely to occur from period to period. The judgments and other sources of estimation uncertainty that have a risk of

Teck 2015 Management’s Discussion and Analysis

resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year are outlined below.

Impairment Testing
Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment present and, accordingly, whether impairment testing is required. When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally with assistance from third-party advisors when required. When market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models include commodity prices, reserves and resources, mine plans, operating costs, capital expenditures, discount rates, foreign exchange rates, tax assumptions and inflation rates. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges recorded in the income statement and the resulting carrying values of assets.

In light of economic conditions during the year, we revised our market participant long-term price expectations for copper, zinc, steelmaking coal and oil, and performed a detailed review of impairment indicators across all of our operations and assets. Where required, we estimated the recoverable amount of our assets on a fair value less costs of disposal basis (FVLCD) and determined that this was higher than the value in use of these assets. In our copper, zinc, steelmaking coal and energy business units, we identified cash-generating units with carrying values that exceeded the estimated recoverable amounts. FVLCD was estimated using a discounted cash flow methodology taking into account assumptions likely to be made by market participants. Cash flow projections were based on current life of mine plans and exploration potential. For the year ended December 31, 2015, we recorded pre-tax impairment adjustments of $3.6 billion. The details of the impairment adjustments are outlined on pages 25 and 26 of this Management’s Discussion and Analysis.

The key inputs, where applicable, used to estimate the FVLCD of each cash-generating unit were determined as follows:

Commodity Prices
Commodity price assumptions are based on a number of factors, including forward curves in the near term, and are benchmarked with external sources of information, including information published by our peers and, where possible, market transactions, to ensure they are within the range of values used by market participants.

Our key commodity price assumptions are based on current prices over the next three years escalating to an assumed real long-term price. For steelmaking coal, copper and zinc, we start with a 2016 price of US$87 per tonne, US$2.15 per pound and US$0.75 per pound for each respective commodity. These prices are gradually escalated over the next three years, reaching a real long-term price in 2020 of US$130 per tonne, US$3.00 per pound and US$1.00 per pound for steelmaking coal, copper and zinc, respectively.

For impairment testing of assets within our energy business unit, our Western Canadian Select price is

Teck 2015 Management’s Discussion and Analysis

based on current prices over the next three years escalating to an assumed long-term Western Canadian Select price of US$60 per barrel.

Reserves and Resources
Future mineral production is included in projected cash flows based on mineral reserve and resource estimates and exploration and evaluation work, undertaken by appropriately qualified persons.

Operating Costs and Capital Expenditures
Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation and the risks associated with each operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, which are generally for the extraction and processing of existing reserves and resources. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are continuously subject to ongoing optimization and review by management.

Discount Rates
Discount rates used are based on the weighted average cost of capital for a mining industry peer group and are calculated with reference to current market information. Adjustments to the rate are made for any risks that are not reflected in the underlying cash flows. A 6.2% real, 8.3% nominal, post-tax discount rate was used to discount cash flow projections in all of our FVLCD discounted cash flows as at December 31, 2015.

Foreign Exchange Rates
Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants. The long-term Canadian-U.S. dollar foreign exchange assumption used a $1.25 Canadian dollar to $1.00 U.S. dollar exchange rate.

Inflation Rates
Inflation rates are based on average historical inflation for the location of each operation and long-term government bond yields. Inflation rates are benchmarked with external sources of information and are within a range used by market participants. The inflation rate for all FVLCD calculations is 2%.

Joint Arrangements
We are a party to a number of arrangements in which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors, and other items. When

Teck 2015 Management’s Discussion and Analysis

circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement, or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement, and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. In such circumstances, we may consider the application of other facts and circumstances to conclude that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. We have applied the use of other facts and circumstances to conclude that Antamina and Fort Hills are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for both of these arrangements are the provisions for output to the parties of the joint arrangements. For both Antamina and Fort Hills, we will take our share of the output from the assets directly over the life of the arrangement. We have concluded that this, combined with other factors, gives us direct rights to the assets and obligations for the liabilities of these arrangements, proportionate to our ownership interests.

Streaming Transactions
When we enter into long-term streaming arrangements linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment of the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation. This assessment considers what the counterparty is entitled to, and the associated risks and rewards attributable to them over the life of the operation, including the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment, and any guarantee relating to the upfront payment if production ceases.

Estimated Recoverable Reserves and Resources
Mineral reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101. These include production costs, mining and processing recoveries, cut-off grades, long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be affected by forecasted commodity prices, inflation rates, exchange rates, and capital and production costs and recoveries, amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs, in performing impairment testing, and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could change the carrying value of assets, depreciation and impairment charges recorded in the income statement, and the carrying value of the decommissioning and restoration provision.

Teck 2015 Management’s Discussion and Analysis

Decommissioning and Restoration Provisions
The decommissioning and restoration provision is based on future cost estimates using information available at the balance sheet date. The decommissioning and restoration provision is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate. The decommissioning and restoration provision requires other significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be affected.

Current and Deferred Income Taxes
We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. Judgment is also required on the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.
Adoption of New Accounting Standards and Accounting Developments
Accounting Developments
New IFRS pronouncements that have been issued but are not yet effective are listed below. We plan to apply the new standard or interpretation in the annual period for which it is required.

Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15) as a result of a joint revenue project with the Financial Accounting Standards Board (FASB).

The new revenue standard introduces a single principles-based five-step model for the recognition of revenue when control of a good is transferred to or a service performed for the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine the

Teck 2015 Management’s Discussion and Analysis

transaction price, allocate the transaction price, and recognize revenue when the performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers, and improves the comparability of revenue from contracts with customers.

The standard initially had an effective date of January 1, 2017. However, subsequent to the FASB’s decision to defer the adoption of its new revenue standard to 2018, the IASB issued an amendment to IFRS 15 in September 2015. This amendment formalized the deferral of the effective date of IFRS 15 by one year to January 1, 2018. Early application of IFRS 15 is still permitted.

We are currently assessing the effect of this standard on our financial statements.

Financial Instruments
IFRS 9, Financial Instruments (IFRS 9), addresses the classification, measurement and recognition of financial assets and financial liabilities. The IASB has previously issued versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The July 2014 publication of IFRS 9 is the completed version of the standard, replacing earlier versions of IFRS 9 and superseding the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

The new hedge accounting model in IFRS 9 aligns hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting, as long as the risk component can be identified and measured. The hedge accounting model includes eligibility criteria that must be met, but these criteria are based on an economic assessment of the strength of the hedging relationship. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosures. The IASB currently has a separate project on macro hedging activities; until the project is completed, the IASB has provided a policy choice for entities to either apply the hedge accounting model in IFRS 9 or IAS 39 in full. Additionally, there is a hybrid option to use IAS 39 to account for macro hedges only and to use IFRS 9 for all other hedges.

Teck 2015 Management’s Discussion and Analysis

The completed version of IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the effect of this standard and its related amendments on our financial statements.

Leases
In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which eliminates the classification of leases as either operating or finance leases for a lessee. Under IFRS 16, all leases are considered finance leases and will be recorded on the balance sheet. The only exemptions to this classification will be for leases that are 12 months or less in duration or for leases of low-value assets. The requirement to record all leases as finance leases under IFRS 16 will increase lease assets and financial liabilities on an entity’s financial statements. IFRS 16 will also change the nature of expenses relating to leases, as the straight-line lease expense previously recognized for operating leases will be replaced with depreciation expense for lease assets and finance expense for lease liabilities. IFRS 16 includes an overall disclosure objective and requires a company to disclose (a) information about lease assets and expenses and cash flows related to leases; (b) a maturity analysis of lease liabilities; and (c) any additional company-specific information that is relevant to satisfying the disclosure objective. IFRS 16 is effective from January 1, 2019 and can be applied before that date, but only if IFRS 15 is also applied. We are currently assessing the effect of this standard on our financial statements.
Outstanding Share Data
As at February 16, 2016, there were 566,906,062 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 23,828,868 employee stock options outstanding, with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion are set out in the equity note to our 2015 consolidated financial statements.

Teck 2015 Management’s Discussion and Analysis

Contractual and Other Obligations
($ in millions)	Less than 1 Year	2–3 Years	4–5 Years	More than 5 Years	Total

Principal and interest payments on debt	$459	$2,377	$1,511	$12,814	$17,161
Operating leases	65	52	32	10	159
Capital leases	28	32	7	51	118
Road and port lease at Red Dog(1)	24	49	49	332	454
Minimum purchase obligations(2)
Concentrate, equipment and supply purchases	418	862	226	1,874	3,380
Shipping and distribution	64	68	63	17	212
Pension funding(3)	32	–	–	–	32
Other non-pension post-retirement benefits(4)	17	38	42	386	483
Decommissioning and restoration provision(5)	42	74	50	249	415
Other long-term liabilities(6)	40	17	35	–	92
Contributions to the Fort Hills oil sands project(7)	595	19	13	113	740
	$1,784	$3,588	$2,028	$15,846	$23,246

Notes:
(1)	We lease road and port facilities from the Alaska Industrial Development and Export Authority, through which we ship metal concentrates produced at the Red Dog mine. Minimum lease payments are US$18 million per annum and are subject to deferral and abatement for force majeure events.
(2)	The majority of our minimum purchase obligations are subject to continuing operations and force majeure provisions.
(3)	As at December 31, 2015, the company had a net pension asset of $164 million, based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2016 in respect of defined benefit pension plans is $32 million. The timing and amount of additional funding after 2016 is dependent upon future returns on plan assets, discount rates and other actuarial assumptions.
(4)	We had a discounted, actuarially determined liability of $483 million in respect of other non-pension post-retirement benefits as at December 31, 2015. Amounts shown are estimated expenditures in the indicated years.
(5)	We accrue environmental and reclamation obligations over the life of our mining operations and amounts shown are estimated expenditures in the indicated years at fair value, assuming credit-adjusted risk-free discount rates between 13.51% and 14.51% and an inflation factor of 2.00%.
(6)	Other long-term liabilities include amounts for post-closure, environmental costs and other items.
(7)	In November 2005, we acquired a 15% interest in the Fort Hills Energy Limited Partnership (FHELP), which is developing the Fort Hills oil sands project in Alberta, Canada. In September 2007, we acquired an additional 5% interest, bringing our total interest to 20%. To earn our 20% interest, we were required to contribute 27.5% of $7.5 billion of project expenditures after project spending reaches $2.5 billion. Total project spending reached the $7.5 billion threshold in April 2015, and accordingly, our contribution to project expenditures has been 20% since that date.
Disclosure Controls and Internal Control Over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2015. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2015.

Management’s Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial

Teck 2015 Management’s Discussion and Analysis

reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2015, our internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.
Use of Non-GAAP Financial Measures
Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to gross profit before depreciation and amortization, gross profit margins before depreciation, EBITDA, adjusted EBITDA, adjusted profit, adjusted earnings per share, cash unit costs, adjusted cash costs of sales, cash margins for by-products, adjusted revenue, net debt, debt to debt-plus-equity ratio, and the net debt to net debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. Adjusted EBITDA is EBITDA before impairment charges. For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. This both highlights these items and allows us to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information, as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average LME prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the copper contained in concentrates, which constitutes payable pounds. Adjusted revenue excludes the revenue from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the LME.

Teck 2015 Management’s Discussion and Analysis

The adjusted cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges. Adjusted cash cost of sales for our copper operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization, as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper, we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances added back in determining adjusted revenue. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in order to assess the margin. Unit costs, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under GAAP.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. These measures are disclosed as we believe that they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and have been applied on a consistent basis as appropriate. We disclose these measures because we believe that they assist readers in understanding the results of our operations and financial position; they are also meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Teck 2015 Management’s Discussion and Analysis

Reconciliation of EBITDA and Adjusted EBITDA
($ in millions)	2015	2014	2013

Profit (loss) attributable to shareholders	$(2,474)	$362	$961
Finance expense net of finance income	311	300	326
Provision for income and resource taxes	(836)	342	633
Depreciation and amortization	1,366	1,344	1,233
EBITDA	$(1,633)	$2,348	$3,153
Impairments	3,631	12	–
Adjusted EBITDA	$1,998	$2,360	$3,153

Reconciliation of Gross Profit Before Depreciation and Amortization
($ in millions)	2015	2014	2013

Gross profit	$1,279	$1,535	$2,426
Depreciation and amortization	1,366	1,344	1,233
Gross profit before depreciation and amortization	$2,645	$2,879	$3,659

Reported as:
Steelmaking coal	$906	$920	$1,729

Copper
Highland Valley Copper	449	419	408
Antamina	412	450	596
Quebrada Blanca	(19)	118	121
Carmen de Andacollo	86	164	244
Duck Pond	(3)	16	19
Other	6	10	3
	$931	$1,177	$1,391

Zinc
Trail Operations	205	142	112
Red Dog	600	638	418
Pend Oreille	(9)	–	–
Other	9	(1)	4
	$805	$779	$534

Energy	$3	$3	$5
Gross profit before depreciation and amortization	$2,645	$2,879	$3,659

Teck 2015 Management’s Discussion and Analysis

Quarterly Reconciliation

($ in millions)	2015				2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Profit (loss) attributable to shareholders	$(459)	$(2,146)	$63	$68	$129	$84	$80	$69
Finance expense net of finance income	79	76	78	78	80	78	74	68
Provision for income taxes	(222)	(767)	90	63	32	151	66	93
Depreciation and amortization	333	331	365	337	341	338	338	327
EBITDA	$(269)	$(2,506)	$596	$546	$582	$651	$558	$557
Impairments	$736	$2,895	–	–	–	–	–	$12
Adjusted EBITDA	$467	$389	$596	$546	$582	$651	$558	$569

Teck 2015 Management’s Discussion and Analysis

Caution on Forward-Looking Information
This document contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document, include estimates, forecasts and statements as to management’s expectations with respect to, among other things, anticipated future production at our business units and individual operations (including our long-term production guidance), cost and spending guidance for our business units and individual operations, our expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of coal contracts with customers), plans and expectations for our development projects, including resulting increases in forecast operating costs and costs of product sold, expected production, expected progress, costs and outcomes of our various projects and investments, including, but not limited to, those described in the discussions of our operations, the sensitivity of our estimated profit and EBITDA to changes in commodity prices and exchange rates, the effect of currency exchange rates, our expectations for the general market for our commodities, future trends for the company, costs associated with the Elk Valley Water Quality Plan and goals of that plan, anticipated production at Highland Valley through to the end of its mine life, mine life for our operations, expectation that future mill throughput at Antamina will continue above original design capacity rates as a result of successful and continued debottlenecking efforts, expected copper and zinc production rates at Antamina, our goal of extending cathode production at Carmen de Andacollo through 2020, expectation of material reductions in the initial capital costs of the Quebrada Blanca Phase 2 project, timing of the expected submission of the SEIA for the Quebrada Blanca Phase 2 project, expected Red Dog production through 2019, our ability to continue our cost reduction initiatives and the anticipated results of the initiatives, estimated capital and operating costs for Fort Hills, as well as timing of first oil from the Fort Hills project, timing expectations regarding the Frontier review and permitting process as well as timing of first oil from the project, reserve and resources estimates, the availability of our credit facilities, sources of liquidity and capital resources forecast, forecast capital expenditures and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production, and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, and our ongoing relations with our employees, business partners and joint venturers. Statements concerning the expected reduced initial capital costs for Quebrada Blanca Phase 2 are based on assumptions regarding the expected benefits of moving the proposed tailings facility and other plant and infrastructure optimizations. The statement concerning the timing of the re-filing of our SEIA for the Quebrada Blanca Phase 2 project are based on assumptions regarding the permitting process of our existing project. Statements regarding the

Teck 2015 Management’s Discussion and Analysis

availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the credit facilities are not otherwise terminated or accelerated due to an event of default. The sensitivity of our project profit and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, is based on our current balance sheet, our expected 2016 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.40. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, changes in tax or royalty rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits or environmental impact assessments, and changes or further deterioration in general economic conditions. The amount and timing of actual capital expenditures is dependent upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the related capital project to be completed as currently anticipated. Our Fort Hills project is not controlled by us and construction and production schedules may be adjusted by our partners.

Statements concerning future production costs or volumes, and the sensitivity of the company’s profit to changes in commodity prices and exchange rates, are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, and adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, filed on SEDAR and on EDGAR under cover of Form 40-F.

Contingent Resource Disclosure
The contingent bitumen resources at Frontier have been prepared by Sproule Unconventional Limited, a qualified resources evaluator. Contingent resources are defined for this purpose as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent resources

Teck 2015 Management’s Discussion and Analysis

do not constitute, and should not be confused with, reserves. There is no certainty that the Frontier project will produce any portion of the volumes currently classified as contingent resources. The primary contingencies which currently prevent the classification of the contingent resources disclosed above for the Frontier project as reserves include project economics due to the uncertainty in oil price and uncertainty in exchange rate; uncertainties around receiving regulatory approval to develop the project; potential issues regarding social license for oil sands mining generally and climate change policy costs. In addition, there would be a need for approval of a decision to proceed to construction of the project by Teck. The Frontier project is based on a development study. The recovery technology at Frontier is expected to be a paraffinic froth treatment process. The total cost required to achieve first commercial production has been estimated by the resources evaluator at $16.2 billion.

Teck 2015 Management’s Discussion and Analysis